25 Years
Apollo Hospitals
touching lives

May 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

[redacted]

09046354

SUPPL

Dear Sir,

Sub: Disclosure of shares pledged by Promoters/Promoter Group

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed disclosure in terms of Regulation 8A (4) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of shares pledged by the promoters/promoter group.

The disclosure is based on information received from the promoters/promoter group in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 which is also enclosed.

Please take on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

Reporting Format U/R 8A(4) to be filed by the Company to Stock Exchange

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group by the company to stock exchange (s) in terms of Regulations 8A(4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997)

This report is required to be filed by the Company every time when the aggregate quantity of shares pledged by the promoter/ every person forming part of promoter group exceeds the limits specified in Regulation 8A(4) during a quarter

Date of Reporting	26th May 2009
Name of the Company	Apollo Hospitals Enterprise Limited
Total No. of outstanding shares of the Company	61,784,859 Equity Shares of Rs.10/- each

Name of the Entity	(A) Details of Transaction(s)		(B) Aggregate details after the transaction(s)			
			Total No. of shares held by the entity in the company	Information on pledge		
	Date of Transaction	No. of shares pledged		Total No.of Shares pledged	% of total shares pledged to total no.of shares held by the entity in the company	% of shares pledged to total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI) = (V) / (IV)	(VII)
PCR Investments Limited	19-May-2009	105,000	7,725,125	* 7,699,000	99.66%	12.46%
Ms. Preetha Reddy	12-May-2009	755,000	1,683,270	1,680,000	99.81%	2.72%
	20-May-2009	275,000				
Ms. Suneeta Reddy	19-May-2009	440,000	1,500,795	1,497,000	99.75%	2.42%
Ms. Shobana Kamineni	19-May-2009	1,000,000	1,094,976	1,079,086	98.55%	1.75%
Ms. Sangita Reddy	19-May-2009	930,000	2,486,254	930,000	37.41%	1.51%
Mr. Adithya Reddy	19-May-2009	30,000	105,100	30,000	28.54%	0.05%
Ms. Sucharitha Reddy	-	-	1,370,837	1,350,000	98.48%	2.19%
Ms. Sindoori Reddy			258,300	245,000	94.85%	0.40%
Dr. Prathap C Reddy	-	-	2,754,650	-	-	-
Mr. Karthik Anand	-	-	110,300	-	-	-
Mr. Harshad Reddy	-	-	105,100	-	-	-
Ms. Upasana Kamineni	-	-	133,638	-	-	-
Mr. Puvansh Kamineni	-	-	106,100	-	-	-
Ms. Anushpala Kamineni	-	-	129,587	-	-	-
Mr. Anindth Reddy	-	-	115,100	-	-	-
Mr. Viswajit Reddy	-	-	111,150	-	-	-

Name of the Entity	(A) Details of Transaction(s)		(B) Aggregate details after the transaction(s)			
				Information on pledge		
	Date of Transaction	No. of shares pledged	Total No. of shares held by the entity in the company	Total No.of Shares pledged	% of total shares pledged to total no.of shares held by the entity in the company	% of shares pledged to total no. of outstanding shares of the company
(I)	(II)	(III)	(IV)	(V)	(VI) = (V) / (IV)	(VII)
Mr. Viraj Madhav Reddy	-	-	84,112	-	-	-
Mr. P. Vijayakumar Reddy	-	-	666	-	-	-
Mr. Anil Kamineni	-	-	10	-	-	-
Mr. Vishweswar Reddy	-	-	788,710	-	-	-
Mr. P. Obul Reddy	-	-	9,000	-	-	-
Obul Reddy Invsts Ltd	-	-	5,600	-	-	-
Apollo Health Association	-	-	15,600	-	-	-
		3,535,000	**20,693,980**	**14,510,086**	**70.12%**	**23.48%**

Notes :

1) "Entity" means " Promoter or every person forming part of the Promoter Group"

2) Details under (A) shall include chronological details of all individual transaction(s) in a quarter which when taken together exceeds the limit specified under Regulation 8A(4) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

3) Names of the promoter and promoter group shall be the same as appearing in other filings made with stock exchanges

* Also includes 24,000 shares pledged on 18th March 2009 which was subsequent to the initial disclosure made on 16th February 2009 to stock exchanges as per SEBI Notification dated 28th January 2009. The said 24,000 equity shares were pledged during the quarter January-March 2009 which was within the limit of exemption of disclosure specified under SEBI Regulation 8A(4). PCR Investments Limited informed the said pledge to the Company on 23rd March 2009 which was taken on record by the company.

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Place : Chennai

Date : 26th May 2009

Suneeta Reddy

May 20, 2009

Mr. S K Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprise Limited
Third Floor, Ali Towers
No.55, Greams Road
Chennai 600 006

Dear Sir,

Sub: Disclosure of shares pledged by Promoters / Promoter Group

Please find enclosed disclosure in terms of Regulation 8A (1) of Securities & Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 containing details of shares pledged by the promoters/ promoter group.

We further state that the funds borrowed against the shares pledged by the promoters / promoter group were utilized for enhancing the promoters / promoter group equity stake in the Company.

Please take on record

Thanking you

Yours faithfully
For and on my behalf &other Promoters
forming part of Promoter Group

Suneeta Reddy
Promoter

No.5, Subbarao Aven... Sh... ...nbakk... Chennai 6... 006. ✆ : 91 - 44 - ...

ANNEXURE - A

REPORTING FORMAT U/R 8A(1), 8A(3) TO BE FILED BY THE PROMOTER / PROMOTER GROUP TO THE COMPANY

(Format for filing the details of the shares pledged by the promoter or every person forming part of the promoter group, to the company in terms of Regulation 8A(1), 8A(2) and 8A(3) of SEBI (Substantial Acquisition of Shares and Takeovers Regulations, 1997)

Name of the Reporting entity	***Mrs. Suneeta Reddy***
Whether belonging to Promoter / Promoter Group	Promoter Yes / ~~No~~ (strike out which is not applicable) Promoter Group Yes / ~~No~~ (strike out which is not applicable)
Date of Reporting	20th May 2009
Name of the Company	Apollo Hospitals Enterprise Limited
Total no. of outstanding shares of the company	61,784,859

Pre-transaction Details		Transaction Details			Post-transaction Details		% of the shares pledged, to the total no. of shares held in the company by the reporting (VIII)	% of the shares pledged to the total no. of outstanding shares of the company (IX)
Total no. of shares hled in the Company by the reporting entity (I)	total no. of shares pledged by the reporting entity (II)	Date of the transaction (III)	Nature of the transaction: Pledge (P); Revoke ®; Invoke(I) (IV)	No. of shares pledged / revoked/ invoked (V)	Total no. of shares held in the Company by the reporting entity (VI)	total no. of shares pledged by the reporting entity (VII)		
20,693,980	**10,975,086**	**12.05.09, 19.05.09& 20.05.09**	**Pledge**	**3,535,000** (**As per Annexure - 1**)	**20,693,980**	**14,510,086**	**70.12%**	23.48%

FOR AND ON MY BEHALF & OTHER PROMOTERS FORMING PART OF PROMOTER GROUP

SUNEETA REDDY
PROMOTER

Annexure - 1

Name of the Entity	Details of Transaction		Total no. of shares held by the entity in the Company
	Date of Transaction	No. of shares Pledged	
Mrs. Preetha Reddy	12.05.09	755,000	
	20.05.09	275,000	1,683,270
Mrs. Suneeta Reddy	19.05.09	440,000	1,500,795
Mrs. Shobana Kamineni	19.05.09	1,000,000	1,094,976
Mrs. Sangita Reddy	19.05.09	930,000	2,486,254
Mr. Adithya Reddy	19.05.09	30,000	105,100
M/s. PCR Investments Ltd	19.05.09	105,000	7,725,125
Total		**3,535,000**	**14,595,520**

RECEIVED

2009 JUN 16 A 1:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

Date : May 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

We have received a Show Cause notice from Directorate of Enforcement, wherein we have been asked to explain the end uses of GDR issue made by the company during the year 2005. We have received the notice on 20th May 2009 and have 30 days time to reply.

We have used the proceeds for expansion of our hospital projects including investments in Bangalore & Kakinada primarily and are going into the merits of the case and will be acting as per legal advice. As far as our understanding goes, we are not in contravention of any provision of law and we feel that the issue may have been a subject matter of interpretation, which we will be addressing in due course.

We hope this clarifies the matter.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

SUNEETA REDDY
EXECUTIVE DIRECTOR - FINANCE

Organization Accredited by Joint Commission International

'S/ISO 9001:2000